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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             TRIANGLE PACIFIC CORP.
                           (NAME OF SUBJECT COMPANY)

                             TRIANGLE PACIFIC CORP.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                    89591210
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                E. DWAIN PLASTER
             VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                             TRIANGLE PACIFIC CORP.
                              16803 DALLAS PARKWAY
                                DALLAS, TX 75248
                                 (214) 887-2000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                             JEFFREY J. ROSEN, ESQ.
                             O'MELVENY & MYERS LLP
                        153 EAST 53RD STREET, 53TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 326-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Triangle Pacific Corp., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 16803 Dallas Parkway, Dallas, TX 75248. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Company Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer by Sapling Acquisition, Inc. ("Merger Sub" or "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Armstrong World Industries, Inc., a Pennsylvania corporation ("Armstrong" or "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated June 19, 1998 offering to purchase all of the outstanding Shares at a price of $55.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 12, 1998 (the "Merger Agreement") by and among Armstrong, Merger Sub and the Company. The Merger Agreement provides for the making and consummation of the Offer. In addition it provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and a direct wholly owned subsidiary of Armstrong. A copy of the Merger Agreement is filed as Exhibit A to this Statement and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Armstrong are located at 313 W. Liberty Street, P.O. Box 3001, Lancaster, Pennsylvania 17604 and the principal executive offices of Merger Sub are located at 313 W. Liberty Street, P.O. Box 3001, Lancaster, Pennsylvania 17604.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Armstrong or Merger Sub or their respective executive officers, directors or affiliates.

EMPLOYMENT AGREEMENTS; COMPENSATION ARRANGEMENTS

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described under the sections entitled "Compensation of Directors" and "Executive Compensation" of the Company's Proxy Statement dated April 2, 1998, relating to the Company's 1998 Annual Meeting of Stockholders held on May 5, 1998 (the "1998 Proxy Statement"). Copies of the relevant pages of such sections of the 1998 Proxy Statement are filed as Exhibit B hereto and are incorporated herein by reference.

  George A. Lorch, Chairman and Chief Executive Officer of Armstrong and Frank
A. Riddick, Chief Financial Officer of Armstrong, have had discussions with Floyd F. Sherman, Chairman of the Board and Chief Executive Officer of the Company, and Joseph McHugh, President of the Company, concerning the roles Messrs. Sherman and McHugh will play following the consummation of the Offer. They have reached an understanding that, following receipt of certain payments due to them upon a voluntary termination following a change of control, Messrs. Sherman and McHugh will remain with the Company, for a one-year period, most likely in their current or similar positions and will not compete with or select employees for a one-year period after their employment. It is anticipated that Mr. Sherman also will become President of Armstrong's wood flooring and cabinet operations. Approximately one year after the transaction, Mr. McHugh expects to retire.

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SPECIAL SEVERANCE PROGRAM

  Pursuant to the Special Severance Program (the "Severance Program"), certain executive officers and other employees of the Company, but not including those executive officers who have employment agreements with the Company, will receive a lump sum payment (the "Severance Payment") and certain medical, dental and group term life insurance benefits from the Company if they are involuntarily terminated (other than for cause) within one year after a change of control. The Severance Payment equals two weeks' pay for each full and fractional year of an eligible employee's service with the Company, a subsidiary or its successor, as applicable, prior to the employee's termination, subject to a minimum payment of 2 weeks' pay and a maximum payment of 100 weeks' pay, and provided further that the Severance Payment for a Vice President of the Company who is an eligible employee under the Severance Program will equal at least 26 weeks' pay. Medical, dental and group term life insurance benefits will continue for the number of weeks equal to the number of weeks of pay for which the Severance Payment is calculated. A copy of the Severance Program is filed as Exhibit C hereto and is incorporated herein by reference.

EMPLOYEE OPTIONS

  Pursuant to the terms of the Company's 1992 Stock Option Plan (the "1992 Option Plan"), 1993 Long-Term Incentive Compensation Plan (as amended, the "Incentive Compensation Plan" and, together with the 1992 Option Plan, the "Employee Plans") and the Company's Non-employee Director Stock Option Plan (as amended, the "Director Option Plan"), certain executive officers, other employees and certain directors of the Company have been granted options to purchase shares of Company Common Stock. The 1992 Option Plan, the Incentive Compensation Plan and the Director Option Plan are filed as Exhibits D, E and F to this Statement, respectively, and are incorporated herein by reference. Pursuant to the Merger Agreement, all outstanding options to purchase Company Common Stock held by all current and former employees and directors of the Company ("Company Stock Options") granted to such employees and directors under the Employee Plans and the Director Option Plan, whether or not then exercisable, shall be made fully vested and exercisable and canceled by the Company immediately before the earlier of (x) the consummation of the Offer or
(y) the Effective Time (as defined in the Merger Agreement), and thereafter, the holders' sole right shall be to, and the holders thereof shall, receive from the Company, for each Share subject to such Company Stock Option, an amount in cash equal to the difference between the Offer Price and the exercise price per share of such Company Stock Option, which amount shall be paid by the Company at the time such Company Stock Option is canceled. The Company will use its best efforts to obtain any necessary consents and make any amendments to the terms of the Company Stock Options to the extent such consents or amendments are necessary to give effect to the foregoing. Prior to the Effective Time the Employee Plans and the Director Option Plan will be terminated and provisions in any other benefit plan providing for the issuance or grant of any other interest in respect of the Company's capital stock or any subsidiary shall be deleted. In addition, upon consummation of the Offer, Armstrong has agreed to make a loan to the Company, on commercially reasonable terms, in an amount sufficient for the Company to make payments to the holders of the Company Stock Options, or, if such amount cannot be borrowed by the Company for any reason, to contribute such amount to the Company. The following executive officers hold options under the Employee Plans at various exercise prices: Floyd F. Sherman: 266,318 shares; M. Joseph McHugh: 165,118 shares; Robert J. Symon: 88,118 shares; Michael J. Kearins: 99,776 shares; and Charles A. Engle: 88,931 shares; Allen Silver: 55,286 shares; James T. Fidler:
48,398 shares; John W. Esch: 25,000 shares; Dwain Plaster: 67,001; James
Price: 87,040 shares; Richard Terhaar: 11,400 shares; Jennifer Wisdom: 10,000 shares; and Paul Barrett: 5,000 shares. In addition, the following directors hold stock options under the Director Option Plan at various exercise prices:
Jack L. McDonald: 9,500 shares; B. William Bonnivier: 9,500 shares; David R.
Henkel: 9,500 shares; Charles M. Hansen: 9,500 shares; Karen Gordon Mills:
9,500 shares; and Carson R. Mckissick: 9,500.

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DIRECTORS' AND OFFICERS' INDEMNIFICATION

  Section 145 of Delaware General Corporation Law (the "DGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

  In accordance with Delaware Law, Article Sixth of the Restated Certificate of Incorporation of the Company eliminates the personal liability of a director of the Company for monetary damages for breaches of fiduciary duty as a director. A copy of such Article Sixth is filed as Exhibit G to this Statement and is incorporated herein by reference. Subject to certain limitations, Article VII of the Amended and Restated Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of such Article VII is filed as Exhibit H to this Statement and is incorporated herein by reference. In addition, the Company has entered into indemnification agreements with certain of its officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also resolve certain procedural and substantive matters which are not covered, or are covered in less detail, in the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws. A copy of the form of such indemnification agreement is filed as
Exhibit I to this Statement and is incorporated herein by reference.

ARRANGEMENTS WITH ARMSTRONG, MERGER SUB OR THEIR AFFILIATES

 The Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following summary have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of certain conditions to the Offer (the "Offer Conditions") (which are set forth below under "Certain Conditions of the Offer"), the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may modify and extend the terms of the Offer. Subject to the terms and conditions of the Offer, the Purchaser shall pay, as soon as reasonably practicable after it is permitted to do so under applicable law, for all Shares validly tendered and not withdrawn.

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, the Purchaser will be merged with and into the Company as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Effective Time"), with the Company continuing as the Surviving Corporation in the Merger. In the Merger, each issued and outstanding Share (other than Shares owned directly or indirectly by the Parent, Purchaser or any of their subsidiaries or by the Company as treasury stock and Shares the holder of which has perfected appraisal rights under the DGCL) will be converted into the right to receive $55.50 per Share, without interest.

  The Merger Agreement provides that the certificate of incorporation and bylaws of the Company at the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided by law. The Merger Agreement provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

  The Company's Board of Directors. The Merger Agreement provides that, commencing upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of (i) the total number of directors on the Board (giving effect to any directors elected as described in this sentence) and (ii) the percentage that (A) the aggregate number of shares of Common Stock beneficially

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owned by Purchaser or any of its affiliates (including Shares accepted for payment in the Offer, provided funds therefor have been deposited with the Depositary) is to (B) the total number of Shares then outstanding. The Company has agreed to take any and all actions within the Company's power necessary to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including by increasing the size of such Board using its best efforts to cause incumbent directors to resign). The Company also has agreed to use its best efforts to cause persons designated by the Purchaser to constitute the same percentage of each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board as such persons represent on the Board of Directors of the Company. In the Merger Agreement, the Company has agreed to mail to the Company's stockholders an Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and, if necessary, seeking the resignation of one or more existing directors. However, the Merger Agreement further provides that until the Effective Time, the Company will retain as members of its Board of Directors at least two directors who are directors of the Company at the date of the Merger Agreement ("Company Designees"). The Merger Agreement also provides that following the time that the Purchaser's designees to the Company's Board of Directors constitute a majority of the Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of the Purchaser or Parent under the Merger Agreement, any waiver of any condition to the obligations of the Company or of any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Company Designees, provided that if there shall be no such Company Designees, such actions may be effected by unanimous vote of the entire Board of Directors.

  Company Stock Options. Pursuant to the Merger Agreement, all outstanding options held by all current and former employees and directors of the Company to purchase Common Stock (the "Company Stock Options") granted under any employee stock option or compensation plan or arrangement of the Company (the "Company Stock Plans"), whether or not then exercisable, will be made fully vested and exercisable and cancelled by the Company immediately before the earlier of (i) the consummation of the Offer or (ii) the Effective Time, and thereafter, each holder's sole right shall be to, and each holder will, be paid by the Company for each Share subject to such Company Stock Option an amount in cash (subject to any applicable withholding taxes) equal to the difference between the Offer Price and the exercise price per share of such Company Stock Option, which amount shall be paid by the Company at the time such Company Stock Option is cancelled. The Company will use its best efforts to obtain any necessary consents and make any amendments to the terms of the Company Stock Plans to the extent such consents or amendments are necessary to give effect to the foregoing. Prior to the Effective Time the Company Stock Plans will be terminated and provisions in any other benefit plan providing for the issuance or grant of any other interest in respect of the Company's capital stock or any subsidiary shall be deleted. In addition, upon consummation of the Offer, Parent has agreed to make a loan to the Company, on commercially reasonable terms, in an amount sufficient for the Company to make payments to the holders of the Company Stock Options, or, if such amount cannot be borrowed by the Company for any reason, to contribute such amount to the Company.

  Warrants. Pursuant to the Merger Agreement, all outstanding Warrants of the Company (other than the Bank Warrants (as defined below) which shall be treated as described herein, and Warrants owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent, which Warrants shall be cancelled and extinguished at the Effective Time, with no payment being made with respect to such Warrants) shall, following the Effective Time, be exercisable only for an amount in cash equal to the product of (i) the number of Shares issuable upon exercise of such Warrant and (ii) the difference between the Offer Price and the per Share exercise price per Warrant, without interest, which amount shall be paid from and after the Effective Time upon surrender to the paying agent for the Offering of the warrant certificates for cancellation. The Company has agreed to take all actions necessary to ensure that following the Effective Time the Warrants shall represent only the right to receive the consideration specified in the preceding sentence, all agreements with respect to the Warrants shall be terminated and cancelled and no party to such Warrant agreements shall have the right to acquire any capital stock of the Company, Parent, the Surviving Corporation or any of their respective subsidiaries. In addition, with

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respect to certain rights held by certain banks and other financial institutions (the "Bank Warrants") entitling them to receive an aggregate of not more than 4,858 Shares (upon payment of $.01 per Share) upon the exercise of the Warrants described above, the Company has agreed to use its best efforts to (i) obtain prior to the Effective Time, consents or waivers from each bank and financial institution whereby such institutions agree to receive, upon presentment of their Bank Warrants, cash equal to the product of
(x) the number of Shares issuable upon exercise of such Bank Warrant and (y) the difference between the Offer Price and the per Share exercise price per Bank Warrant, without interest, (ii) ensure that following the Effective Time
(A) the Bank Warrants shall represent only the right to receive cash in an amount equal to the per share Offer Price less $.01 per Share, (B) the agreement with respect to the Bank Warrants is terminated and cancelled and
(C) no party to such agreements shall have the right to acquire any capital stock of the Company, Parent, the Surviving Corporation or any of their respective subsidiaries.

  Approval Required; Stockholders Meeting. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the "short form" merger procedure described below is not available, by the holders of a majority of the Company's outstanding Shares. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser), is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could (and, under the Merger Agreement, is required to) effect the Merger using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company.

  Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the consummation of the Offer, for the purpose of voting upon the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that in connection with the Special Meeting, the Company will (i) as soon as reasonably practicable after the consummation of the Offer, prepare and file with the Commission a proxy statement and other proxy materials relating to the Merger and the Merger Agreement and (ii) use its best efforts to have such proxy statement and any supplement or amendment thereto cleared by the Commission. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed, subject to its fiduciary duties under applicable law, to include in the proxy statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

  Interim Operations. The Company has agreed that during the period from the date of the Merger Agreement until the Effective Time (except as expressly permitted by the Merger Agreement or as otherwise indicated, or as required by a governmental entity or agreed to in writing by Parent) the business of the Company and its subsidiaries shall be conducted only in the ordinary course in all material respects, in substantially the same manner as previously conducted and the Company and its subsidiaries will use reasonable efforts to preserve intact their present lines of business and keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with them. In addition, subject to the exceptions described above, each of the Company and its subsidiaries will not:

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    (i) (x) declare or pay any dividends on, or make any other distributions
  (whether in stock, cash or property) in respect of, any of its capital stock, except dividends by a wholly owned direct or indirect subsidiary of the Company to such subsidiary's parent, (y) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned subsidiary of the Company which remains a wholly owned subsidiary after consummation of such transaction, or (z) repurchase, redeem or otherwise acquire any shares of capital stock or any securities convertible into or exercisable for any shares of its capital stock except to the extent required under the Company's employment agreements;

    (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class, any Company voting debt instruments (collectively, "Company Voting Debt"), or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Company Voting Debt, or enter into any agreement with respect to the foregoing, other than (A) the issuance of Common Stock upon the exercise of stock options of the Company outstanding on the date of the Merger Agreement in accordance with their present terms or upon the exercise of Warrants or (B) issuances by a wholly owned subsidiary of the Company of capital stock to such subsidiary's parent;

    (iii) except to the extent required to comply with its obligations under the Merger Agreement, required by law or required by the rules and regulations of the Nasdaq National Market, amend their respective certificates of incorporation, bylaws or other governing documents;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the business of the Company and its subsidiaries in the ordinary course); provided, however, that the foregoing shall not prohibit (A) internal reorganizations or consolidations involving existing wholly owned subsidiaries of the Company or (B) the creation of new subsidiaries of the Company organized to conduct or continue activities otherwise permitted by the Merger Agreement that in the case of clause (A) or (B) would not otherwise be prohibited by or result in a breach of these provisions. Other than (x) internal reorganizations or consolidations involving existing wholly owned subsidiaries of the Company and (y) as may be required by or in conformance with law or regulation in order to permit or facilitate the transactions contemplated by the Merger Agreement, the Company shall not, and shall not permit any wholly owned subsidiary of the Company to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of wholly owned subsidiaries of the Company) which are material, individually or in the aggregate, to the Company other than sales of inventory in the ordinary course of business.

    (v) (A) create, assume or incur any indebtedness, guarantee or endorse any such indebtedness of another person, issue any debt securities, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guarantee any debt securities of another person, other than indebtedness incurred under the Company's existing credit agreement or other indebtedness in an aggregate amount not to exceed $500,000, (B) except in the ordinary course of business consistent with past practice make any loans, advances or capital contributions to, or investments in, any other person, other than by the Company or a wholly owned subsidiary of the Company to or in the Company or any wholly owned subsidiary of the Company or (C) except in the ordinary course of business consistent with past practice pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), provided, however, that the Company may refinance indebtedness under its existing credit agreement;

    (vi) other than in accordance with the provisions of the Merger Agreement and unless required by law or to maintain the tax qualification of any Company benefit plan, (A) increase any employee benefits provided to, or, except in the ordinary course of business consistent with past practices, increase the compensation or fringe benefits payable to, any employee or former employee of the Company or any subsidiary of the Company, (B) adopt, enter into, terminate or amend in any material respect any employment contract, collective bargaining agreement or Company benefit plan; (C) pay any benefit not provided for under any Company benefit plan or any other benefit plan or arrangement of the Company and its subsidiaries; or (D) increase in any manner the severance or termination pay of any officer or employee;

    (vii) change its methods of accounting in effect as December 31, 1997, except as required by changes in U.S. generally accepted accounting principles as concurred in by the Company's independent auditors;

    (viii) enter into any agreement of a nature that would be required to be filed as an exhibit to Form 10-K under the Exchange Act, other than contracts for the sale of the Company's or its subsidiaries' products in the ordinary course of business; or

    (ix) knowingly take any actions that would make any representation or warranty of the Company contained in the Merger Agreement untrue or incorrect in any material respect as of the date when made or as of the closing date of the Merger;

    (x) authorize any of, or commit to agree to take any of the foregoing actions.

  Employee Benefits. Parent has agreed to cause the Surviving Corporation to maintain until December 31, 1999 employee benefit plans or policies (other than those based on shares of Common Stock) for the benefit of the employees of the Company and its subsidiaries (other than those employees who are employed pursuant to a collective bargaining agreement or who are members of a collective bargaining unit or labor union) which are substantially comparable in the aggregate to the employee benefit plans of the Company in effect on the date of the Merger Agreement (other than stock-based plans or stock-based provisions in the plans). The Company's employees shall be given credit, for purposes of any service requirements for participation in the Parent employee benefit plans for which they become eligible, if any, for their period of service with the Company prior to the Effective Time. Parent has acknowledged that the transactions contemplated by the Merger Agreement will constitute a change of control under certain employment agreements and accordingly require certain payments thereunder.

  No Solicitations. In the Merger Agreement, the Company has agreed that, except as provided below, until the earlier of the termination of the Merger Agreement or the Effective Date, neither the Company nor any of its subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its subsidiaries' directors, officers, employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or a significant portion of the assets of it or any of its subsidiaries or any purchase or sale of more than 25% of the equity securities of the Company or any equity securities of any Significant Subsidiary (as that term is defined in Rule 405 under the Securities Act of 1933, as amended) (any such proposal or offer whether or not in writing or in sufficient detail to be accepted and whether or not conditional (other than a proposal or offer made by Parent or an affiliate thereof) being hereinafter referred to as an "Acquisition Proposal"). In addition, the Company agreed that neither it nor any of its subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its subsidiaries' directors, officers, employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. Notwithstanding the foregoing, the Company or its Board of Directors is permitted to, at any time prior to the acceptance for payment of the Shares pursuant to the Offer, (i) engage in discussions or negotiations with, or provide information to, any person in response to an unsolicited Acquisition Proposal by such person if (A) the Board of Directors of the Company concludes in good faith that such Acquisition Proposal constitutes or could reasonably be expected to lead to a

Superior Proposal (as defined below) and (B), before providing any information to such person, the Board of Directors receives from such person an executed confidentiality agreement; and (ii) if the Board of Directors concludes in good faith that such unsolicited Acquisition Proposal constitutes a Superior Proposal (x) recommend approval of such Superior Proposal, (y) in response to such Superior Proposal, withdraw or modify in an adverse manner the approval of the Company's Board of Directors, or (z) enter into an agreement in principle or a definitive agreement with respect to such Superior Proposal, provided, however, that, in the case of either (i) or (ii) the Board of Directors of the Company determines in good faith after consultation with outside counsel that it should take such action consistent with its fiduciary duties under applicable law. The Company has agreed to (i) notify Parent promptly after receipt of any Acquisition Proposal (or any indication that any person is considering making an Acquisition Proposal) or any decision to provide non-public information relating to the Company or any of its subsidiaries to any person that may be considering making, or has made, an Acquisition Proposal, including a description of the material terms thereof. For the purposes hereof, a "Superior Proposal" means a bona fide unsolicited Acquisition Proposal which the Company's Board of Directors concludes in good faith (after consultation with its financial advisors and legal counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, provides for a transaction that, taking into account its likelihood of completion, is more favorable to the Company's stockholders (in their capacity as stockholders), than the transactions contemplated by the Merger Agreement.

  Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that until the expiration of all applicable statutes of limitations, from and after the consummation of the Offer, the Company shall and Parent shall cause the Company to, and from and after the Effective Time, Parent and Surviving Corporation (each, an "Indemnifying Party") shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries ("Indemnified Parties") against all losses, claims, damages, liabilities, fees, penalties and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement arising out of actions or omissions occurring at or before the consummation of the Offer) (including losses incurred in connection with such person's serving as a trustee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries), to the fullest extent permitted by Delaware law, such right to include the right to advancement of expenses incurred in the defense of any action or suit promptly after statements therefor are received to the fullest extent permitted by law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such party is not entitled to indemnification. Notwithstanding the foregoing, an Indemnifying Party shall not be liable for any settlement of any claim effected without such Indemnifying Party's written consent, which consent shall not be unreasonably withheld.

  The Merger Agreement also provides that the Surviving Corporation shall until the sixth anniversary of the Effective Time, cause to be maintained in effect, to the extent available, the policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries as of the date of the Merger Agreement (or policies of at least the same coverage and amounts containing terms that are no less favorable to the insured parties), in each case including for claims arising from facts or events that occurred at or before the consummation of the Offer. In addition, the Merger Agreement provides that the provisions relating to indemnification contained in the Company's certificate of incorporation and bylaws (and following the Effective Time, the Surviving Corporation) will not for a period of ten years following the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who on or before the consummation of the Offer were entitled to advances, indemnification or exculpation thereunder.

  Conditions to the Merger. The Merger Agreement provides that the respective obligations of the Company, Parent and the Purchaser to consummate the Merger are subject to the satisfaction or waiver of the following conditions: (i) no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or governmental entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (ii) any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated; (iii) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer; and (iv) the Merger Agreement having been adopted by the requisite vote of the stockholders of the Company, if required by applicable law, in order to consummate the Merger. In addition, the obligations of (A) Parent and the Purchaser to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:
(x) each of the representations and warranties of the Company contained in the Merger Agreement being true and correct on the closing date of the Merger; and
(y) performance or compliance in all material respects with all agreements and covenants required to be performed by the Company under the Merger Agreement at or before the closing of the Merger and (B) the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions: (1) each of the representations and warranties of Parent and the Purchaser contained in the Merger Agreement being true and correct on the closing date of the Merger and (2) performance or compliance in all material respects with all agreements and covenants required to be performed by Parent and the Purchaser under the Merger Agreement at or before the closing of the Merger.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, compliance with laws, litigation, title to property, non-contravention, consents and approvals, opinions of financial advisors, undisclosed liabilities and the absence of certain changes with respect to the Company since January 2, 1998.

  Termination; Fees. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company: (i) by the mutual written consent of the Company and Parent, by action of their respective boards of directors; (ii) by either of the Company, on the one hand, or Parent and Merger Sub, on the other hand (A) if Shares shall not have been purchased pursuant to the Offer on or before the Extension Date, (B) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their respective reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable, (C) if, due to the failure of one of the Offer Conditions (other than the condition set forth in paragraph (g) of "Certain Conditions of the Offer" below) to occur, Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or before five business days following the date of the initial public announcement of the Offer or (D) if, due to a failure of any of the Offer Conditions, the Offer is terminated or expires in accordance with its terms and the terms of the Merger Agreement without Parent or Merger Sub, as the case may be, purchasing any Shares thereunder; (iii) by the Company (A) if, before the purchase of Shares pursuant to the Offer, the Board of Directors either shall (x) have entered into an agreement with respect to a Superior Proposal, (y) have recommended a Superior Proposal or (z) have withdrawn or modified in an adverse manner to Parent or the Purchaser its approval or recommendation of the Offer, this Agreement or the Merger (or the Board of Directors resolves to do any of the foregoing) or (B) if Parent or the Purchaser shall have terminated the Offer, or the Offer shall have expired in accordance with its terms and the terms of the Merger Agreement without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; (iv) by Parent and the Purchaser if, before the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall (A) have recommended an Acquisition Proposal, (B) have withdrawn or modified in a manner adverse to Parent or Merger Sub its approval or recommendation of the Offer, the Merger Agreement or the Merger or (C) have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person other than Parent, the Purchaser or their affiliates (or the Board of Directors of the Company resolves to do any of the foregoing).

  In the event that (i) the Company terminates the Merger Agreement pursuant to clause (iii)(A) of the previous paragraph, or if Parent terminates the Merger Agreement pursuant to clause (iv) of the previous paragraph or (ii) the Merger Agreement is terminated for any other reason (other than the breach of this Agreement by Parent or the Purchaser and other than by mutual agreement of the parties thereto) and, in the case of this clause (ii) only, (A) at the time of such termination there was pending an Acquisition Proposal from a third party and (B) the transactions contemplated by such Acquisition Proposal with such third party are consummated with such third party within one year after such termination, then the Company shall pay to Parent a termination fee in an amount equal to $28 million.

  Credit Agreement. In connection with the Credit Agreement, the Company has agreed to use its best efforts to obtain all necessary waivers and consents prior to the consummation of the Offer so that the transactions contemplated by the Merger Agreement will not result in or constitute a default under the Credit Agreement. In the event that (i) such waivers and consents are not obtained; (ii) the transactions contemplated by the Merger Agreement result in a default under the Credit Agreement and the lenders thereunder accelerate the payment of outstanding indebtedness thereunder; and (iii) the Company, after using its best efforts, is unable to refinance or repay such indebtedness, then, Parent has agreed following the consummation of the Offer, to make a loan to the Company in an amount sufficient for the Company to repay the outstanding indebtedness under the Credit Agreement and any other obligations under the Credit Agreement, or, if such amount cannot be borrowed by the Company for any reason, to contribute such amount to the Company.

  Fees and Expenses. The Merger Agreement provides that, except as provided above under "Termination; Fees", all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except (i) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on the Company or its subsidiaries; (ii) expenses incurred in connection with the filing, printing and mailing of the Offer materials, the Schedule 14D-9 and, if required, the Proxy Statement, which shall be shared equally by Parent and the Company; and (iii) amounts loaned or contributed by Parent to the Company as described herein, shall be repaid by the Company or the Surviving Corporation, as the case may be, on commercially reasonable terms.

  Stock Tender Agreement. The following is a summary of the material terms of the Stock Tender Agreement. This summary is qualified in its entirety by reference to the Stock Tender Agreement which is incorporated herein by reference, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Stock Tender Agreement may be examined and copies may be obtained at the place and in the manner as set forth in Section 8 of the Offer to Purchase.

  After the execution of the Merger Agreement, the Purchaser, Parent and the Stock Tender Parties entered into the Stock Tender Agreement. Pursuant to such Agreement, so long as the Company, Parent or the Purchaser has not terminated the Merger Agreement, the Stock Tender Parties have agreed to validly tender (and not thereafter withdraw) the Shares owned by them pursuant to and in accordance with the terms of the Offer. As of June 9, 1998, the Stock Tender Parties owned a total of 5,909,184 Shares, representing approximately 35% of the outstanding Shares calculated on a fully diluted basis.

  In connection with the Stock Tender Agreement, the Stock Tender Parties have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the Stock Tender Parties' authority to enter into and perform their respective obligations under the Stock Tender Agreement, (iii) the ability of the Stock Tender Parties to enter into the Stock Tender Agreement without violating other agreements to which they are party, (iv) the absence of liens and encumbrances on and in respect of the Stock Tender Parties' Shares and (v) restrictions on the transfer of the Stock Tender Parties' Shares.

  Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights pursuant to the Merger Agreement to extend and amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of the Purchaser (i) any applicable waiting period under the HSR Act has not expired or been terminated, (ii) the Minimum Condition (as defined in the Merger Agreement) has not been satisfied or (iii) at any time on or after the date of this Offer to Purchase and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

    (a) there shall have been any statute, rule, regulation, judgment, decision, action, order or injunction promulgated, entered, enforced, enacted or issued applicable to the Offer or the Merger by any federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission that (1) prohibits the consummation of the Offer or the Merger, (2) prohibits Parent's or the Purchaser's ownership or operation of all or a majority of the Company's businesses or assets, or imposes any material limitations on Parent's or the Purchaser's ownership or operation of all or a majority of the Company's businesses or assets or would have a material adverse effect on the Company and its subsidiaries taken as a whole or (3) imposes material limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company or any federal or state governmental regulatory or administrative agency or authority shall have commenced or threatened to commence litigation or another proceeding intended to achieve the results set forth in clauses (1) through (3) above; provided, that the parties shall have used their reasonable best efforts to cause any such statute, rule, regulation, judgment, order or injunction to be vacated or lifted;

    (b) (1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of the Merger Agreement and at the scheduled or extended expiration of the Offer (except for those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time which need only be true and accurate as of such date or with respect to such time period), except where the failure of such representations or warranties to be true and accurate, individually or in the aggregate, does not have a material adverse effect on the Company and its subsidiaries taken as a whole or (2) the Company shall have breached or failed to perform or comply in any material respect with any covenant required by the Merger Agreement to be performed or complied with by it;

    (c) the Merger Agreement shall have been terminated in accordance with its terms;

    (d) it shall have been publicly disclosed that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than a majority of the then-outstanding Shares, through the acquisition of stock, the formation of a group or otherwise;

    (e) the Board of Directors of the Company (or any committee thereof) shall have withdrawn or modified in a manner adverse to Parent or Merger Sub its approval or recommendation of the Offer or the Merger or the adoption of the Merger Agreement or recommended an Acquisition Proposal other than the one contemplated by the Merger Agreement, or shall have executed an agreement in principle or a definitive agreement relating to such an Acquisition Proposal or similar business combination with a person or entity other than Parent, the Purchaser or their affiliates, or the Board of Directors of the Company shall have adopted a resolution to do the foregoing;

    (f) there shall have occurred and be continuing (1) any general suspension of trading of securities on any national securities exchange or in the over-the-counter market, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory) or (3) any limitation (whether or not mandatory) by a United States governmental authority or agency on the extension of credit by banks or other financial institutions which in the reasonable judgment of Parent or the Purchaser, in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments;

    (g) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or the Purchaser with or from any governmental entity in connection with the execution, delivery and performance of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement shall not have been made or obtained and such failure is reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole or; or

    (h) any change shall have occurred since the date of the Merger Agreement that individually or in the aggregate constitutes a material adverse effect on the Company and its subsidiaries taken as a whole.

  The Merger Agreement provides that the foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by Parent and the Purchaser, in their sole discretion, regardless of the circumstances (including any action or omission by Parent or the Purchaser) giving rise to any such conditions and (except for the Minimum Condition, which may be waived only with the consent of the Company) may be waived by Parent or the Purchaser, in their sole discretion, in whole or in part, at any time and from time to time, subject to the terms of the Merger Agreement. The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning any condition or event described herein under "Certain Conditions of the Offer" shall be final and binding upon all parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company (with one director absent) has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company and its stockholders. THE BOARD OF DIRECTORS (WITH ONE DIRECTOR ABSENT) UNANIMOUSLY RESOLVED TO RECOMMEND THE ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE STOCKHOLDERS OF THE COMPANY. THIS RECOMMENDATION IS BASED IN PART UPON A JUNE 12, 1998 OPINION OF SALOMON BROTHERS INC AND SMITH BARNEY INC., COLLECTIVELY DOING BUSINESS AS SALOMON SMITH BARNEY ("SALOMON SMITH BARNEY") THAT AS OF SUCH DATE AND BASED UPON AND SUBJECT TO CERTAIN MATTERS STATED IN SUCH OPINION, THE CONSIDERATION TO BE RECEIVED BY THE COMPANY'S STOCKHOLDERS IN THE OFFER AND THE MERGER WAS FAIR TO THE STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW (THE "FAIRNESS OPINION"). THE FAIRNESS OPINION CONTAINS A DESCRIPTION OF THE FACTORS CONSIDERED, THE ASSUMPTIONS MADE, AND THE QUALIFICATIONS AND LIMITATIONS ON OF THE REVIEW UNDERTAKEN BY SALOMON SMITH BARNEY IN RENDERING ITS OPINION. THE FULL TEXT OF THE FAIRNESS OPINION IS ATTACHED HERETO AS EXHIBIT K TO THIS STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY.

  A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits L and M, respectively, and are incorporated herein by reference.

  (b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

 Background.

  In January 1997, Floyd F. Sherman, the Company's Chairman and Chief Executive Officer was contacted by George A. Lorch, Armstrong's Chairman and Chief Executive Officer and met with him to discuss the possibility of a business combination.

  On March 20, 1997, Mr. Sherman, M. Joseph McHugh (the Company's President and Chief Operating Officer) and Robert Symon (the Company's Chief Financial Officer at that time) met with Mr. Lorch, Frank A. Riddick, Armstrong's Senior Vice President and Chief Financial Officer and Robert J. Shannon, President of Armstrong's Worldwide Floor Products Operations. Mr. Sherman stated that if Armstrong wanted to make an offer, the Board of the Company would consider it.

  The Company received a letter dated March 26, 1997, from Mr. Lorch to Mr. Sherman, submitting a preliminary non-binding proposal with respect to the acquisition of all of the common stock of the Company at a price of $32.00 per share through an all cash tender offer that would not be contingent upon financing.

  By letter dated April 7, 1997 from Mr. Sherman to Mr. Lorch, Mr. Sherman advised that Armstrong's unsolicited proposal was discussed with the directors of the Company, that the Company was not for sale at that time and that the Board had no interest in pursuing Armstrong's proposal.

  At its board meeting on February 18, 1998, there was a discussion about the Company's status and prospects. In the course of that discussion, directors noted the Company's success in increasing revenues, cash flow and income, the fact that the Company operated in a cyclical business environment, and the low volumes in which the Company's stock traded--in part because of large institutional holdings. The directors explored whether it was an appropriate time to seek alternatives for maximizing shareholder value. After considerable discussion about the prospects for the Company remaining independent and the types of potential acquisition transactions that might be available, the Board adopted a resolution instructing management to initiate discussions with investment banking firms with a view to retaining an investment banker to conduct a market test to determine what price could be available if the Company were willing to be sold.

  As a result of that resolution, management retained Salomon Smith Barney. In late February and early March, Salomon Smith Barney prepared a confidential memorandum and, in discussions with management, prepared and refined a list of 13 potential acquirors that Salomon Smith Barney and management believed were the parties most likely to have an interest in the Company. Included were six financial buyers and seven strategic or industry buyers, including Armstrong.

  In late March or early April of 1998, a representative from Salomon Smith Barney called Armstrong to say that the Company would likely be put up for sale through an auction process and that an invitation to participate would be forthcoming.

  During March and April, Salomon Smith Barney and the Company negotiated confidentiality agreements with the prospective buyers, including Armstrong (which executed a confidentiality agreement on April 6, attached hereto as Exhibit J), prepared management presentations, agreed on procedures for seeking initial indications of interest and began preparation of a data room. By letter dated April 6, 1998, a representative of Salomon Smith Barney invited Armstrong to participate in a bidding process and to submit a preliminary indication of interest relating to the acquisition of the Company. At that time Armstrong received general information on the Company. On April 24, five potential buyers, including Armstrong, submitted initial, non-binding indications of interest, only three of which were in writing.

  On May 5, the Board met to discuss the results of the procedures undertaken thus far. In addition to the directors and various officers of the Company. Representatives of Salomon Smith Barney and counsel to the corporation were present. The Company's outside counsel explained to the Board its fiduciary duties when considering a sale of the Company. Representatives of Salomon Smith Barney described the process that had been undertaken thus far and went on to describe the indications of interest that had been received. In addition, Salomon Smith Barney made an extensive preliminary presentation as to valuation, explaining the different methods of valuation and the ranges of value that could be derived from each. There followed a discussion of the options facing the Board, the price levels at which various directors might regard a sale of the Company as attractive and the benefits and risks of continuing to operate independently. Ultimately it was the sense of the directors that Salomon Smith Barney should continue with the process but only after sending a strong signal that, at the levels of interest expressed, the Company was not for sale.

  Thereafter, Salomon Smith Barney notified Armstrong by telephone that Armstrong would be included as one of the bidders in the auction process and invited Armstrong to conduct due diligence.

  In mid-May, management made presentations to buyer groups and the buyer groups visited the data room. Further due diligence was conducted with accountants, bankers and lawyers of the parties. Over the same time period, a draft of a merger agreement, as well as final bid instructions, were distributed to the potential buyers. The instructions stated that the final bids were due by June 5, 1998.

  Armstrong submitted a bid on June 5, 1998, together with a comprehensive mark-up of the draft agreement. Another bidder indicated at that point that it was still working on preparing a structure and financing package. There were no other bids or continuing expressions of interest.

  On June 8, 1998, Salomon Smith Barney notified Armstrong and J.P. Morgan and Co. Incorporated, Armstrong's financial advisor, that Armstrong would be given an opportunity to conduct plant tours and to meet with counsel to the Company to discuss the Merger Agreement.

  On June 9, 1998 meetings among representatives to the Company, Armstrong and Sapling were held during which negotiations on the Merger Agreement were conducted and additional legal and financial due diligence regarding the Company was conducted by Armstrong. Negotiations with respect to the Merger Agreement addressed, among other things, the circumstances under which the termination fee would be payable, the amount of the termination fee, provisions imposing restrictions on the Company's ability to enter into a competing transaction, representations and warranties and the conditions to the Offer. On June 9 and June 10, members of Armstrong's due diligence team conducted additional due diligence at several of the Company's plants.

  Armstrong and the other bidder were advised that the Board of Directors of the Company would analyze various offers submitted by bidders with respect to the Company on June 10, 1998. At Armstrong's request on the morning of June 10, Armstrong had discussions with Messrs. Sherman and McHugh and reached a general understanding regarding their respective roles with the Company following consummation of the Merger.

  On June 10, 1998, the Board held a meeting at which Salomon Smith Barney made a presentation analyzing the offer from Armstrong and the continuing oral indication of interest from another bidder. The Salomon Smith Barney representatives noted that the other potential bidder's communications never included a firm structure or price, and that any proposal from that bidder would likely be contingent on financing. In addition, they stated that, based on their communications with representatives of the other party, the value of the consideration (which would not be all cash) that the other potential bidder had in mind would be below the Armstrong bid. Armstrong, in contrast, was prepared to launch an all-cash tender offer for all the shares with no financing contingency. Salomon Smith Barney provided a detailed analysis of the value of the Company and submitted information about Armstrong's financial resources.

  The Board carefully considered the advantages of selling the Company as well as the competitive situation surrounding the Armstrong offer. Ultimately, the Board instructed Salomon Smith Barney to make a final effort to improve the price and reduce the break up fee in the Armstrong offer. The June 10 meeting was adjourned to June 12. On June 11, the Armstrong bid was increased to $55.50 per share, Armstrong agreed to reduce the breakup fee to $28 million and lawyers for the Company and Armstrong reached consensus on the fundamental terms of the merger agreement.

  At the meeting on June 12 the Board again received a briefing on the status of negotiations with Armstrong. At that meeting, Salomon Smith Barney continued its analysis of the value of the Company and delivered its opinion that, as of such date and based upon and subject to certain matters stated in such opinion, the offer price and merger consideration of $55.50 per share was fair to the Company's shareholders from a financial point of view. Salomon Smith Barney again discussed the other potential bidder and reiterated that any offer it would make would likely be contingent on financing, would not involve prompt delivery of consideration and would be at a value lower than the revised Armstrong bid. Thereafter the Board formally resolved to (i) execute the Merger Agreement, (ii) recommend that the shareholders tender their shares and approve the Merger and (iii) authorize all actions necessary to proceed with the transaction with Armstrong. Later that evening the Company and Armstrong executed the Merger Agreement. The following day the Company and Armstrong issued press releases announcing the execution of the Merger Agreement.

 Reasons for the Recommendation of the Company's Board of Directors

  In light of the Board of Directors' review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

    (1) the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Armstrong and Merger Sub to terminate the Offer or the Merger Agreement and the provision for payment of all cash with no financing condition;

    (2) the financial condition, results of operations, cash flows and prospects of the Company;

    (3) the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent, including the fact that the Company is in a cyclical business and in a business that is consolidating;

    (4) the extensive arms-length negotiations between the Company and Armstrong that resulted in the $55.50 per Share price;

    (5) the history of the Company's discussions with other parties, including, without limitation, (i) the opportunity provided to other parties to submit proposals to the Company and (ii) the fact that the only other indication of interest was far more conditional, had greater uncertainty and appeared likely to deliver a lower value than the agreement with Armstrong;

    (6) that the agreement with Armstrong provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

    (7) the current status of the industries in which the Company competes;

    (8) the recent trading price and volume of the Shares and the fact that the $55.50 per Share to be paid in the Offer and as the consideration in the Merger represents a premium of approximately 26.86% over the closing sale price of the Shares on the NASDAQ on June 12, 1998;

    (9) that, in view of the efforts of the Company and Salomon Smith Barney to find potential acquirors, as well as the notice to each potential bidder of the need to make their best proposal by June 5, 1998, it was highly unlikely that an unconditional superior offer would be made;

    (10) the financial presentations of Salomon Smith Barney and the opinion of Salomon Smith Barney delivered to the Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the cash consideration of $55.50 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders;

    (11) the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and recommend an unsolicited acquisition proposal to the Company's stockholders;

    (12) the fact that the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior proposal; upon such termination, the Company must pay Armstrong a fee of $28 million (representing approximately 2.45% of the transaction value and 3% of the total value of the consideration to be paid to stockholders and option holders under the agreement with Armstrong); and

    (13) the business reputation of Armstrong and its management, and Armstrong's financial strength, including its ability to finance the Offer.

  The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

  The Company's Board of Directors recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer Price of $55.50 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

  It is expected that, if the Shares are not purchased by Merger Sub in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an ongoing business.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company entered into a letter agreement (the "Salomon Smith Barney Agreement") with Salomon Smith Barney dated March 11, 1998, pursuant to which Salomon Smith Barney agreed to act as financial advisor to the Company in connection with the possible sale of the Company or an interest in the Company to another corporation or other business entity (a "Buyer") in a transaction taking the form of a merger of the Company with, or sale of all or a substantial portion of its assets or at least 40% of its equity securities (on a fully diluted basis) (a "Sale") to, a Buyer. As financial advisor, Salomon Smith Barney agreed, among other things, to assist the Company to analyze the business and financial condition of the Company, formulate an appropriate strategy, advise in connection with negotiations and aid in the consummation of a transaction.

  Pursuant to the Salomon Smith Barney Agreement, the Company agreed to pay Salomon Smith Barney the following fees: (a) $150,000, payable following the Company's execution of the Salomon Smith Barney Agreement; plus (b) an additional fee of $750,000, payable for the fairness opinion rendered by Salomon Smith Barney; plus (c) an additional fee equal to the applicable percentage of the Aggregate Consideration (as defined below) defined as follows: 0.48% of the Aggregate Consideration for a Sale with a per share equity price less than $50; 0.55% of the Aggregate Consideration for a Sale with a per share equity price equal to or greater than $50 but less than or equal to $52; or 0.62% of the Aggregate Consideration for a Sale with a per share equity price greater than $52 (in each case this additional fee shall be reduced by any amounts payable under the immediately preceding clauses (a) and
(b)), such additional fee to be contingent upon the consummation of a Sale and payable at the closing thereof.

  Under the Salomon Smith Barney Agreement, the term Aggregate Consideration means the total amount of cash and the fair market value (on the date of payment) of all other property paid or payable directly or indirectly to the Company or its security holders by a Buyer in connection with a Sale (including, without limitation, amounts paid by the Company or a Buyer (A) pursuant to covenants not to compete, employment contracts, employee benefit plans or other similar arrangements not in effect on the date hereof and (B) to holders of any warrants, stock purchase rights or convertible securities of the Company and to holders of any options or stock appreciation rights issued by the Company (whether or not vested). Aggregate Consideration also includes the principal amount of any indebtedness for borrowed money or capital leases (other than the lease of the West Virginia facility) (x) repaid or retired in connection with or anticipation of a Sale or (y) existing on the Company's balance sheet at the time of a Sale (if such Sale takes the form of a merger or a sale of stock) or assumed by a Buyer in connection with a Sale (if such Sale takes the form of a sale of assets), provided that if the Sale results in a sale of less than two-thirds but greater than or equal to 40% of the equity securities (on a fully-diluted basis), Aggregate Consideration includes only that portion of such liabilities equal to the percentage of equity sold.

  In addition to any fees that may be payable to Salomon Smith Barney under the Salomon Smith Barney Agreement and regardless of whether any Sale is proposed or consummated, the Company has agreed, from time to time upon request, to reimburse Salomon Smith Barney for all reasonable fees and disbursements of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses incurred in connection with any actual or proposed Sale or otherwise arising out of Salomon Smith Barney's engagement under the Salomon Smith Barney Agreement.

  In addition, Salomon Smith Barney and the Company have also entered into a separate letter agreement, dated March 11, 1998, providing for the indemnification of Salomon Smith Barney by the Company against certain liabilities and expenses relating to or arising out of Salomon Smith Barney's engagement under the Salomon Smith Barney Agreement, including certain liabilities under the federal securities laws.

  Salomon Smith Barney or its affiliates had previously rendered certain investment banking and financial advisory services to the Company and Armstrong, for which such entity received customary compensation. In addition, in the ordinary course of its business, Salomon Smith Barney may hold or actively trade the debt and equity securities of the Company and Armstrong for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons. TCW Special Credits Fund IIIb, a California limited partnership, TCW Special Credits Trust, a California collective investment trust, TCW Special Credits Trust V, a California limited partnership, Weyerhaeuser Company Master Retirement Trust, a special account, The Common Fund for Bond Investment, a special account and TCW Asset Management Company, a California corporation the ("Stock Tender Parties"), each entered into a Stock Tender Agreement (the "Stock Tender Agreement"), dated as of June 12, 1998, with Armstrong and Merger Sub. The Stock Tender Parties collectively own 5,909,184, or approximately 35% of the outstanding Shares calculated on a fully diluted basis as of June 12, 1998. Pursuant to the Stock Tender Agreement, the Stock Tender Parties have agreed, so long as the Board of Directors of the Company, Armstrong or the Merger Sub have not terminated the Merger Agreement, to tender pursuant to the Offer, and not withdraw, all Shares which are owned of record or beneficially by them prior to the Expiration Date (as defined in the Stock Tender Agreement).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) or 4 (the provisions of which are hereby incorporated by reference), there are no transactions, Board of Directors resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

INFORMATION STATEMENT

  The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders following the purchase by Merger Sub of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

SENIOR NOTES

  In accordance with the terms of the Indenture, dated as of August 1, 1993 (the "Indenture"), between Triangle Pacific Corp., as issuer, and First Trust National Association, as trustee (the "Trustee"), with respect to the Company's 10 1/2% Senior Notes due 2003 (the "Senior Notes"), within five days following the acquisition by Armstrong or Merger Sub of beneficial ownership, directly or indirectly, of more than 50% of the Company Common Stock, the Company shall, in accordance with the Indenture, notify the Trustee and, the Company or the Surviving Corporation, as the case may be, within 20 business days prior to the Final Change of Control Put Date (as defined in the Indenture), give written notice to each holder of the Senior Notes, stating, among other things, (i) that a Change of Control (as defined in the Indenture) has occurred, (ii) that each holder of the Senior Notes has the right to require the Company to repurchase such holder's Senior Notes at a purchase price in cash in an amount equal to 101% of the principal amount of such Senior Notes, plus accrued and unpaid interest thereon, if any, to the purchase date thereof and (iii) the date on which such Senior Notes shall be purchased which shall be a business day no later than 40 business days after the occurrence of a Change of Control. Armstrong shall loan or contribute to the Surviving Corporation an amount in cash necessary to repurchase all such Senior Notes.

CREDIT AGREEMENT

  The Company entered into a Credit Agreement dated as of August 4, 1993 by and among the Company, Lenders, Bank of America NT & SA, as Co-Agent for Lenders and The Bank of Nova Scotia, as the Agent for Lenders (the "Credit Agreement"), which provides for up to $105 million of revolving loans for working capital and general corporate purposes and for letters of credit. Availability of borrowings under the Credit Agreement is based upon a formula related to inventory and accounts receivable. At June 12, 1998, the Company had approximately $76.4 million of borrowings and approximately $18 million in letters of credit issued to the Company under the Credit Agreement. Borrowings under the Credit Agreement bear interest at the agent's prime rate plus 0.375% (8.875% at June 12, 1998) or, at the Company's option, at certain alternate floating rates, and are secured by a pledge of the Company's inventory and accounts receivable. The Credit Facility expires on December 21, 2000.

  The execution of the Merger Agreement is an event of default under the Credit Agreement. Upon the occurrence of an event of default under the Credit Facility, at least three of the lenders holding at least 60% of the principal indebtedness outstanding under the Credit Agreement may declare all amounts thereunder immediately due and payable, except that such amounts automatically become immediately due and payable in the event of certain bankruptcy, insolvency or similar defaults.

  In accordance with the terms of the Merger Agreement, the Company will use its best efforts to obtain all necessary waivers and consents prior to the consummation of the Offer so that the execution of the Merger Agreement and the consummation of the transactions contemplated thereby do not result in an event of default by the Company. The Company expects to receive applicable waivers of such defaults. In the event that (i) such waiver and consent is not obtained, (ii) the transactions contemplated hereby result in a default and the Lenders under the Credit Agreement accelerate the payment of outstanding indebtedness thereunder, and
(iii) the Company, after using its best efforts, is unable to refinance or repay such indebtedness, then, following the consummation of the Offer, Armstrong agrees to make a loan to the Company in an amount sufficient for the Company to repay the outstanding Indebtedness (as defined in the Credit Agreement) and any other obligations under the Credit Agreement, or, if such amount cannot be borrowed by the Company for any reason, to contribute such amount to the Company.

LITIGATION

  On June 15, 1998, Pinna Yosevitz ("Plaintiff") filed a putative class action in the Court of Chancery for the State of Delaware in and for the County of New Castle (the "Complaint"). The Complaint asserts a cause of action sounding in breach of fiduciary duty against the Company, each of the Company's directors (the "Director Defendants") and Armstrong.

  The Complaint alleges that the Director Defendants, in agreeing to the Merger, breached their fiduciary duties owed to the Company's stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any merger or acquisition of the Company. For example, Plaintiff alleges that the Director Defendants failed to adequately evaluate the Company's value as a potential merger or acquisition candidate and/or did not act to enhance the Company's value as such a candidate, and failed to implement "an auction process or active market check" for other potential bidders. The Complaint alleges that Armstrong agreed to deal exclusively with Armstrong and thereby breach their fiduciary obligation, which allegedly makes Armstrong and the Company liable to Plaintiff and the class. The Complaint also alleges that the Director Defendants engaged in all or part of the allegedly unlawful acts, plans, schemes or transactions complained of and thus aided and abetted the alleged breach of fiduciary duty. The Complaint seeks, among other things, to have the Court declare the suit a proper class action, an injunction preventing the Merger-Sub and Armstrong from consummating the Offer, an injunction preventing the Company and Armstrong from consummating the Merger Agreement and unspecified monetary damages, together with costs and disbursements.

  The Company believes that the lawsuit is without merit. A copy of the Complaint is filed herewith as Exhibit N and is incorporated herein by reference.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

 Exhibit A Agreement and Plan of Merger dated as of June 12, 1998 by and among
           Armstrong, Merger Sub and the Company
 Exhibit B Information under the sections entitled "Compensation of Directors" and "Executive Compensation" of the Company's 1998 Proxy Statement dated April 2, 1998
 Exhibit C Special Severance Program
 Exhibit D Triangle Pacific Corp. 1992 Stock Option Plan
 Exhibit E Triangle Pacific Corp. 1993 Long-Term Incentive Compensation Plan
 Exhibit F Triangle Pacific Corp. Non-employee Director Stock Option Plan
           Article Sixth of the Restated Certificate of Incorporation of the Exhibit G Company
 Exhibit H Article VII of the Amended and Restated Bylaws of the Company
 Exhibit I Form of Indemnity Agreement
           Confidentiality Agreement dated as of April 16, 1998 between
 Exhibit J Armstrong and the Company
 Exhibit K Opinion of Salomon Smith Barney, dated June 12, 1998*
 Exhibit L Form of letter to stockholders of the Company*
 Exhibit M Press Release dated June 13, 1998
 Exhibit N Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Pinna Yosevitz on behalf of herself and all others similarly situated v. Floyd F.
           Sherman et al.

--------
* Included in copies mailed to stockholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Triangle Pacific Corp.

                                          By: /s/ E. Dwain Plaster
                                            -----------------------------------
                                                 Name: E. Dwain Plaster
                                          Title: Vice President, Treasurer and
                                                 Chief Financial Officer

Dated: June 19, 1998

                                                                        ANNEX A

                       INFORMATION STATEMENT PURSUANT TO
                             SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about June 19, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Triangle Pacific Corp., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to the Board of Directors of the Company (the "Board").

  On June 12, 1998, the Company, Armstrong World Industries, Inc., a Pennsylvania corporation ("Parent"), and Sapling Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all of the outstanding Shares at a price of $55.50 per Share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

  The Merger Agreement provides that, promptly upon the purchase of Shares by Parent or any of its Subsidiaries (as defined in the Merger Agreement) pursuant to the Offer, Parent shall be entitled to designate such number of directors ("Parent Designees"), rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of shares of Company Common Stock then outstanding. The Company shall, upon request of Purchaser, take any and all actions within the Company's power which are necessary to cause Parent's designees to be appointed to the Board (including by increasing the size of the Board or using its best efforts to cause incumbent directors to resign). At such time, the Company shall use its best efforts to cause persons designated by Parent to constitute the same percentage of each committee of the Board, each board of directors of each Subsidiary and each committee of each such board as such persons represent on the Board. Notwithstanding the foregoing, until the Effective Time (as defined in the Merger Agreement), the Company shall retain as members of its Board at least two directors who are directors of the Company on the date of the Merger Agreement. The Company's obligations with respect to the foregoing provisions shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section 14(f) and Rule 14f-1 in order to fulfill its obligations with respect to the foregoing provisions, including mailing to stockholders the information required to by such Section 14(f) and Rule 14f-1 as is necessary to enable Parent's designees to be elected to the Company's Board of Directors. Parent or Merger Sub will supply the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

                           OUTSTANDING VOTING STOCK

  The only outstanding voting security of the Company is its Common Stock. There were 14,766,575 shares of common stock, par value $.01 per share ("Common Stock"), of the Company outstanding on June 9, 1998, and each share is entitled to one vote on each matter presented to the stockholders for a vote.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth as of March 23, 1998 information with respect to the only persons who were known to the Company to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

                                                              COMMON STOCK
                                                           BENEFICIALLY OWNED
                                                                  (1)
                                                           ------------------
                                                           NUMBER OF PERCENT
     NAME AND ADDRESS OF BENEFICIAL OWNER                   SHARES   OF CLASS
     ------------------------------------                  --------- --------
     The TCW Group, Inc. (through certain affiliates
     which act as general partners of limited
     partnerships, trustees of certain trusts and
     investment managers of third party accounts which
     hold shares of Common Stock) (2)....................  5,909,184   40.1%
       865 South Figueroa Street
       Los Angeles, California 90017
     Hibridge Capital Corporation (3)....................    804,146    5.5%
       Seven Mile Beach
       Grand Cayman, Cayman Islands
       British West Indies
     United High Income Fund, Inc. and United High Income
     Fund II, Inc. ......................................    788,286    5.3%
       6300 Lamar Avenue
       P. O. Box 29217
       Shawnee Mission, Kansas 66201-9217
     BEA Associates......................................    774,879    5.3%
       153 East 53rd Street
       One City Corp. Center
       New York, New York 10022

    --------
    (1) The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Certain information with respect to the beneficial ownership of any beneficial owner is based upon filings made by such beneficial owner with the Securities and Exchange Commission (the "SEC") and, unless otherwise indicated, each beneficial owner has sole voting and investment power with respect to shares listed as beneficially owned by such beneficial owner.

    (2) The TCW Group, Inc. ("TCW") and its affiliates may be deemed to be beneficial owners of all shares of Common Stock currently held by such limited partnerships, third party accounts and trusts for purposes of the reporting requirements of the Exchange Act. In the most recent Schedule 13D filed by TCW, TCW stated that the filing of the Schedule 13D shall not be construed as an admission that TCW or any of its affiliates is, for purposes of Section 13(d) or for any other purpose under the Exchange Act, the beneficial owner of any securities covered by the Schedule 13D. Oaktree and TCW affiliates provide investment advice and management services to entities that own 5,570,131 of the shares of Common Stock included in the table. Oaktree may be deemed to be a beneficial owner of an additional 159,716 shares of Common Stock owned by a third party managed account for which Oaktree provides investment advisory and management services.

    (3) Hibridge Capital Corporation may be deemed to beneficially own the number of shares of Common Stock shown opposite its name in the table by virtue of the ownership of certain warrants to purchase such shares which have exercise prices that range from $22.39 to $37.31 per share.

                        SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth, as of March 23, 1998, the beneficial ownership of Common Stock by each director of the Company, each named executive officer listed in the Summary Compensation Table appearing elsewhere herein, and all directors and executive officers as a group.

                                                               COMMON STOCK
                                                            BENEFICIALLY OWNED
                                                                   (1)
                                                           --------------------
                                                           NUMBER OF PERCENT OF
     NAME                                                   SHARES     CLASS
     ----                                                  --------- ----------
     DIRECTORS
     B. William Bonnivier (2).............................    13,000      *
     Charles M. Hansen, Jr. (2)...........................     8,000      *
     David R. Henkel (2)..................................    13,000      *
     Bruce A. Karsh (3)...................................   124,278      *
     Jack L. McDonald (2).................................     8,000      *
     M. Joseph McHugh (4).................................   176,831    1.2%
     Carson R. McKissick (2)..............................     9,000      *
     Karen Gordon Mills (2)...............................    10,867      *
     Floyd F. Sherman (4).................................   225,618    1.5%
     NAMED EXECUTIVE OFFICERS (EXCLUDING ANY DIRECTOR
      NAMED ABOVE)
     Robert J. Symon (4)..................................   135,331      *
     Michael J. Kearins (4)...............................    91,102      *
     Charles A. Engle (4).................................    66,862      *
     All directors and executive officers as a group (20
     persons)............................................. 1,116,539    7.6%

    * less than 1%
    --------
    (1) The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act. All information with respect to the beneficial ownership of any director or named executive officer has been furnished by such director or named executive officer and, unless otherwise indicated, each director or named executive officer has sole voting and investment power with respect to shares listed as beneficially owned by such director or named executive officer.

    (2) The number of shares set forth above as being beneficially owned by Mrs. Mills and Messrs. Bonnivier, Hansen, Henkel, McKissick and McDonald include 8,000 shares issuable to each of such individuals upon exercise of stock options granted to them under the Company's Non-employee Director Stock Option Plan.

    (3) Does not include 5,729,847 shares (38.9%) of the outstanding Common Stock of which Oaktree or TCW and its affiliates may be deemed the beneficial owners, as further described in footnote
        (2) under "Security Ownership of Certain Beneficial Owners" above.

    (4) The number of shares set forth above as being beneficially owned by Messrs. Sherman, McHugh, Symon, Kearins and Engle include 163,818, 107,618, 78,118, 59,776 and 48,391 shares, respectively, issuable to such individuals upon exercise of stock options held by them, as determined in accordance with Rule 13d-3 under the Exchange Act.

                              BOARD OF DIRECTORS

  The Certificate of Incorporation and Bylaws of the Company provide for three classes of directors, designated Class I, Class II and Class III, with approximately one-third of the directors constituting each class. Directors serve for staggered terms of three years each. Information with respect to the directors as of June 12, 1998 is presented below.

                               CLASS I DIRECTORS

Floyd F. Sherman.............  Mr. Sherman has served as Chairman of the Board
Age 58, director               and Chief Executive Officer since July 1992.
since 1982                     Prior to November 1994, he served as President
                               of the Company since 1981. Prior to 1981, he served as Executive Vice President of the Company. He has been an employee of the Company since 1973.

M. Joseph McHugh.............  Mr. McHugh has served as President and Chief
Age 60, director               Operating Officer of the Company since November
since 1986                     1994. Prior thereto, he served as Senior
                               Executive Vice President and Treasurer of the
                               Company since 1981. Prior to 1981, he served as Executive Vice President of the Company. He has been an employee of the Company since 1976. Mr.
                               McHugh is also a director of Pillowtex
                               Corporation. Pillowtex Corporation manufactures and markets textile furnishings for the bedroom and bathroom.

Bruce A. Karsh...............  Mr. Karsh currently serves as President and
Age 43, director               Principal of Oaktree Capital Management, LLC
since 1997                     ("Oaktree"), an investment management firm
                               which he co-founded in April 1995. He also serves as a general partner of TCW Special
                               Credits ("Special Credits"), a general
                               partnership of which TCW Asset Management
                               Company ("TAMCO") is the managing general partner, since September 1988. Prior to the founding of Oaktree, he served as a Managing
                               Director of TAMCO and its affiliated entity
                               Trust Company of the West. Oaktree and Special
                               Credits provide investment advice and asset management services, primarily to institutional investors. Mr. Karsh is a director of Furniture
                               Brands International, the parent company of the Broyhill, Lane and Thomasville furniture companies and Littelfuse, Inc., a manufacturer of fuses for electronic products and automobiles.

                              CLASS II DIRECTORS

David R. Henkel..............  Mr. Henkel is a private investor. From 1994 to
Age 47, director               1997, he was with 7th Level, Inc., an
since 1992                     interactive entertainment company; serving from
                               1995 to 1997 as Chief Operating Officer and from 1994 to 1995 as Executive Vice President and Chief Financial Officer. Mr. Henkel had also been a director of 7th Level from 1993 to 1997. Prior thereto, Mr. Henkel had been Senior
                               Vice President and Chief Financial Officer of
                               Value-Added Communications, Inc., since April
                               1993. From April 1991 to April 1993, Mr. Henkel served as Executive Vice President, Chief
                               Financial Officer and a director of Micrografx, Inc., a personal computer graphics software company. Prior thereto, he was an audit partner at Arthur Andersen LLP.

Karen Gordon Mills...........
Age 44, director               Mrs. Mills has been President of MMP Group, a
since 1988                     management advisory company to leveraged
                               buyouts and company owners, since January 1993.
                               From December 1983 to January 1993, she was a
                               Managing Director of E.S. Jacobs & Company and
                               Chief Operating Officer of its Industrial
                               Group. Prior thereto, Mrs. Mills had been a consultant with McKinsey & Co. and a product manager with General Foods Corp. Mrs. Mills is also a director of Arrow Electronics, Inc. and The Scotts Company.

Carson R. McKissick..........  Mr. McKissick has been Managing Director of
Age 65, director               Corporate Development Company since 1992. From
since 1993                     1992 to December 1996 he has been a Senior
                               Advisor of Trust Company of the West, an investment management company. Mr. McKissick is also a director of Alexander & Baldwin, Inc.
                               and Peregrine Real Estate Trust.

                              CLASS III DIRECTORS

B. William Bonnivier.........  Mr. Bonnivier has been President, Chief
Age 55, director               Executive Officer and a director of Chatham
since 1992                     Technologies, Inc. ("Chatham"), a company that
                               he co-founded in August 1997. Chatham designs, manufacturers and markets custom, integrated electronic enclosures, primarily for the global telecommunications industry. Mr. Bonnivier has been Vice Chairman and a Director of Maxim
                               Technologies, Inc., an environmental consulting firm since May 1995. Prior thereto, he had been the Chairman and Chief Executive Officer of
                               Princeton Packaging, Inc. since March 1991.
                               Prior thereto, Mr. Bonnivier was President,
                               Chief Operating Officer and a director of Snyder General Corporation, a manufacturer of heating and air conditioning products.

Charles M. Hansen, Jr........  Mr. Hansen has been President of Pillowtex
Age 57, director               Corporation since 1974 and, in addition, became
since 1992                     Chairman of the Board and Chief Executive
                               Officer of that company in December 1992.
                               Pillowtex Corporation manufactures and markets textile furnishings for the bedroom and bathroom.

Jack L. McDonald.............  Mr. McDonald has been Chairman of the Board and
Age 64, director               Chief Executive Officer of New Millennium
since 1992                     Homes, L.L.C. since September 1997. Prior
                               thereto, Mr. McDonald was a private investor and consultant for over five years. He also served as President and Chief Operating Officer of Centex Corporation from 1978 until his retirement from Centex in 1985. Mr. McDonald is a director of Bally's Grand, Inc. and American
                               Home Star Corp.

                         BOARD MEETINGS AND COMMITTEES

  During 1997, the Board of Directors held seven meetings. Each director of the Company attended at least 75% of the aggregate number of meetings of the full Board and of the Board committees on which he or she served in 1997, with the exception of Mr. Karsh.

  The Company has a standing Finance/Audit Committee and a standing Compensation Committee. The Company does not have a standing nominating committee. The members of the committees, number of meetings held by each committee in 1997 and a brief description of the functions performed by each committee are set forth below:

  Finance/Audit Committee (two meetings). The Finance/Audit Committee consists of four non-employee directors, Messrs. Bonnivier, Henkel (Chairman), Karsh and McDonald. This committee is primarily responsible for reviewing the quality of the financial reporting of the Company and the effectiveness of the audit of the Company's financial statements by its independent public accountants; reviewing the scope and results of such audits; reviewing the organization and scope of the Company's internal systems of accounting and financial control; and establishing the accounting standards and principles to be followed by the Company.

  Compensation Committee (two meetings). The Compensation Committee consists of four non-employee directors, Messrs. Hansen, McDonald (Chairman) and McKissick and Mrs. Mills. This committee approves the compensation of officers and makes awards under the Company's 1993 Long-Term Incentive Compensation Plan.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. McHugh, an executive officer of the Company, serves as a director of Pillowtex Corporation. As an outside director, Mr. McHugh participated in reviewing and approving target goals under Pillowtex Corporation's annual management incentive compensation plan. Mr. Hansen, a director of the Company and a member of the Company's Compensation Committee, is an executive officer and director of Pillowtex Corporation.

                           COMPENSATION OF DIRECTORS

  Directors who are not also employees of the Company receive an annual retainer of $30,000, or $35,000 in the event that the director is a committee chairman, for serving as such plus $1,000 per meeting attended for each meeting of the Finance/Audit Committee or the Compensation Committee not held in conjunction with a regularly scheduled quarterly meeting of the Board of Directors.

                     EXECUTIVE OFFICERS OF THE REGISTRANT

  Set forth below as of June 12, 1998 are the names, ages and principal occupations of the executive officers of the Company, as well as certain other information concerning their business experience.

Floyd F. Sherman.............  Mr. Sherman has served as Chairman of the Board
Chairman of the Board of       and Chief Executive Officer since July 1992.
Directors and Chief            Prior to November 1994 he served as President
Executive Officer              of the Company since 1981. Prior to 1981, he
                               served as Executive Vice President of the Company. Mr. Sherman is 58 years old and became a director of the Company in 1982.

M. Joseph McHugh.............  Mr. McHugh has served as President and Chief
Director, President and        Operating Officer of the Company since November
Chief Operating Officer        1994. Prior thereto, he served as Senior
                               Executive Vice President and Treasurer of the
                               Company since 1981. Prior to 1981, he served as Executive Vice President of the Company. He became a director of the Company in 1986. Mr.
                               McHugh is also a director of Pillowtex
                               Corporation. He is 60 years old.

Robert J. Symon..............  Mr. Symon has served as Executive Vice
Executive Vice President       President, since February 1998. Prior thereto,
                               he served as Executive Vice President,
                               Treasurer and Chief Financial Officer since
                               November 1994. Prior thereto, he served as Vice
                               President--Controller of the Company since
                               1978. Mr. Symon is 67 years old and served as a Director of the Company from December 1988 to June 1992.

E. Dwain Plaster.............
Vice President, Treasurer      Mr. Plaster has served as a Vice President,
and Chief Financial Officer    Treasurer and Chief Financial Officer of the
                               Company since February 1998. Prior thereto, he served as Vice President since November 1994 and had been the Controller of Bruce Hardwood
                               Floors since 1977. Mr. Plaster is 48 years old.

Paul L. Barrett..............  Mr. Barrett has served as Vice President,
Vice President, Secretary      Secretary and General Counsel of the Company
and                            since November 1997. Prior thereto for more
General Counsel                than the past five years he served as Vice
                               President, Secretary and General Counsel of
                               Redman Industries Inc. Mr. Barrett is 62 years old.

Charles A. Engle.............  Mr. Engle has served as a Vice President of the
Vice President                 Company since 1979. He has also served as
                               President of the Cabinet group since January
                               1996. Mr. Engle is 54 years old.

John W. Esch.................  Mr. Esch has served as a Vice President of the
Vice President                 Company since November 1994. He has been
                               Controller of the Cabinet group since 1977. Mr.
                               Esch is 54 years old.

James T. Fidler..............  Mr. Fidler has served as a Vice President of
Vice President                 the Company since 1981. He has been Vice
                               President--Operations since August 1995. Prior thereto, he was Director--Management
                               Information Operations for the Company. Mr.
                               Fidler is 55 years old.

Michael J. Kearins...........  Mr. Kearins has served as a Vice President of
Vice President                 the Company since 1985 and has primary
                               responsibility for sales and marketing of flooring products. Prior to 1983, he had been a Regional Sales Manager of the Company. Mr.
                               Kearins is 52 years old.

James E. Price...............  Mr. Price has served as a Vice President of the
Vice President                 Company since November 1994. He has been Vice
                               President of manufacturing of flooring products since March 1993. Prior thereto, he was General
                               Manager since 1984. He had been a Plant Manager of the Company since 1979. Mr. Price is 56 years old.

Allen Silver.................  Mr. Silver has served as a Vice President of
Vice President                 the Company since 1985. Prior to that time he
                               had been a Vice President of manufacturing of cabinet products. Mr. Silver is 59 years old.

Richard A. TerHaar...........  Mr. TerHaar has served as Vice President of the
Vice President                 Company since May 1997. He has been Director of
                               Management Information Systems since 1995.
                               Prior thereto he served as Manager of Systems and Programming since 1981. Mr. TerHaar is 49 years old.

Jennifer E. Wisdom...........  Ms. Wisdom has served as Vice President of the
Vice President                 Company since May 1997. She has been Director
                               of Human Resources since 1994. Prior thereto,
                               Ms. Wisdom was Director of Human Resources at
                               Varo, Inc. since 1986. Ms. Wisdom is 51 years old.

                            EXECUTIVE COMPENSATION

  The following table sets forth summary compensation data for the Chief Executive Officer of the Company and each of the other four most highly-paid executive officers of the Company (collectively, the "named executive officers" for the 1997 fiscal year).

                          SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION       LONG TERM COMPENSATION
                              ------------------------------ -----------------------
                                                             OPTIONS
                                                   OTHER     (NUMBER
NAME AND PRINCIPAL                                 ANNUAL      OF       ALL OTHER
POSITION                 YEAR  SALARY   BONUS   COMPENSATION SHARES) COMPENSATION(1)
------------------       ---- -------- -------- ------------ ------- ---------------
Floyd F. Sherman         1997 $400,000 $448,720   $45,280       --       $12,638
Chairman of the Board    1996  350,000  394,940    50,484    45,000       12,210
and Chief Executive Of-
 ficer                   1995  300,000  275,000    52,070       --        12,037
M. Joseph McHugh         1997 $300,000 $352,230   $22,296       --       $12,638
President and            1996  265,000  299,026    22,106    35,000       12,206
Chief Operating Officer  1995  225,000  200,000    25,221       --        12,037
Robert J. Symon          1997 $240,000 $281,784   $24,722       --       $12,638
Executive Vice Presi-
 dent, Treasurer         1996  215,000  242,606    23,151    20,000       12,203
and Chief Financial Of-
 ficer                   1995  190,000  135,000    24,789       --        12,037
Michael J. Kearins       1997 $168,000 $185,842   $27,609    20,000      $12,638
Vice President           1996  160,000  169,824    26,510    20,000       12,201
                         1995  155,000  104,718    29,064       --        12,037
Charles A. Engle         1997 $178,333 $109,613   $28,980    20,000      $12,638
Vice President           1996  165,000   82,533    21,799    20,000       12,201
                         1995  123,000   84,194    23,525       --         9,496

--------
(1) Amounts shown for each officer consist of amounts contributed by the Company to the Company's Profit Sharing Plan and to the Company's Supplemental Profit Sharing and Deferred Compensation Plan that are allocable to such officer for fiscal 1995, 1996 and 1997.

                            OPTIONS GRANTED IN 1997

                                                            POTENTIAL REALIZED
                                                             VALUE AT ASSUMED
                                                           RATES OF STOCK PRICE
                                    % OF                     APPRECIATION FOR
                            NUMBER  TOTAL   EXER-  EXPIR-   STOCK OPTION TERMS
                              OF   OPTIONS  CISE    ATION  ---------------------
NAME                        SHARES GRANTED  PRICE   DATE       5%        10%
----                        ------ ------- ------- ------- ---------- ----------
Floyd F. Sherman...........    --    --        --      --         --         --
M. Joseph McHugh...........    --    --        --      --         --         --
Robert J. Symon............    --    --        --      --         --         --
Michael J. Kearins......... 20,000   7.2%  $28.375 5/07/07 $  356,898 $  904,449
Charles A. Engle........... 20,000   7.2%  $28.375 5/07/07 $  356,898 $  904,449

  The following table sets forth certain information with respect to options exercised and value realized during the 1997 fiscal year, and the unexercised options held at January 2, 1998, and the value thereof, by each of the named executive officers.

   OPTION EXERCISES IN LAST FISCAL YEAR AND OPTION VALUES AT JANUARY 2, 1998

                                                                        VALUE OF UNEXERCISED
                                                   OPTION AT 1/2/98         IN-THE-MONEY
                                                  (NUMBER OF SHARES)      OPTIONS AT 1/2/98
                               SHARES             --------------------  ----------------------
                      DATE   ACQUIRED ON  VALUE     EXER-     UNEXER-      EXER-     UNEXER-
NAME                OF GRANT  EXERCISE   REALIZED  CISABLE    CISABLE     CISABLE    CISABLE
----                -------- ----------- -------- ---------  ---------  ----------- ----------
Floyd F. Sherman    6/10/92       --          --     35,018        --   $ 1,081,531       --
                    2/16/94       --          --      6,300        --       118,125       --
                    3/21/94       --          --     75,000     25,000    1,457,813 $ 485,938
                    2/15/96       --          --     11,250     33,750      196,875   590,625
M. Joseph McHugh    6/10/92     8,600    $243,036    26,418        --   $   815,920       --
                    2/16/94       --          --      3,700        --        69,375       --
                    3/21/95       --          --     45,000     15,000      874,688 $ 291,563
                    2/15/96       --          --      8,750     26,250      153,125   459,375
Robert J. Symon     6/10/92     3,400    $ 93,534    28,418        --   $   877,690       --
                    2/16/94       --          --      3,700        --        69,375       --
                    3/21/95       --          --     30,000     10,000      583,125 $ 194,375
                    2/15/96       --          --      5,000     15,000       87,500   262,500
Michael J. Kearins  6/10/92     2,500    $ 72,838     7,076        --   $   218,542       --
                    2/16/94       --          --      2,700        --        50,625       --
                    3/21/95       --          --     26,250      8,750      510,234 $ 170,078
                    2/15/96       --          --      5,000     15,000       87,500   262,500
                     5/7/97       --          --        --      20,000          --    110,000
Charles A. Engle    6/10/92     1,000    $ 28,260     8,931        --   $   275,834       --
                    3/21/94       --          --     18,750      6,250      364,453 $ 121,484
                    2/15/96       --          --      5,000     15,000       87,500   262,500
                     5/7/97       --          --        --      20,000                110,000

                             EMPLOYMENT AGREEMENTS

  In March 1995, the Company entered into amended and restated employment agreements with Floyd F. Sherman, M. Joseph McHugh and Robert J. Symon, and new employment agreements with Michael J. Kearins, Charles A. Engle and five other current executive officers of the Company (each an "Employment Agreement" and collectively the "Employment Agreements"). The Employment Agreements provide for base compensation at the employees' then current annual rates through the end of 1995, with annual percentage increases not less than the percentage increase in the Consumer Price Index, as defined in the Employment Agreements. In addition, the Employment Agreements provide that the employees are entitled to participate in the Annual Cash Incentive Bonus System and all other incentive compensation plans for executive employees in effect from time to time.

  Each Employment Agreement provides for an initial employment term of three years (for Messrs. Sherman, McHugh and Symon) or two years (for Messrs. Kearins, Engle and other executive officers). On each anniversary of the effective date of the Employment Agreements (March 8, 1995), the employment term will be automatically extended for one year, unless either party gives notice not to extend. The Company may terminate the executive's employment for "cause," "total disability" or "inadequate performance" (except for Mr. Sherman), and the executive may terminate his employment for any reason within six months following a "change of control" or at any time for "good reason" (as such events permitting termination are defined in the Employment Agreements). Mr. Symon's agreement has been modified to the extent that it will remain in full force and effect except as amended to allow for his retirement on December 31, 1998, whereupon it will terminate. Thereafter, Mr. Symon will provide services for a period of five months as a consultant to the Company.

  If the Company terminates the executive's employment other than for cause, total disability, or inadequate performance, or employment of the executive terminates (other than voluntarily) within six months following a change of control, or if the executive terminates employment for good reason, the Company is required to pay the executive certain amounts, including a lump sum cash payment equal to three times (for Messrs. Sherman, McHugh and Symon) or two times (for the other executives) the executive's average annual compensation for the preceding five years and certain benefits under the incentive compensation plans. If the Company terminates the executive's employment for inadequate performance, or if the executive voluntarily terminates employment following a change of control, the Company is required to pay the executive certain amounts, including a lump sum cash payment equal to two times (for Messrs. Sherman, McHugh and Symon) or one and one-half times (for the other executives) the executive's average annual compensation and certain benefits under the incentive compensation plans. If any executive's employment is terminated by reason of death or total disability, the executive or his estate is entitled to receive a lump sum payment equal to the sum of
(i) one year's base salary plus (ii) the incentive compensation that would have accrued to the executive's benefit at the end of the year of termination had his employment continued until then.

  In addition, if the Company terminates the executive's employment (other than for cause, total disability or inadequate performance), or if the executive terminates employment for good reason, or if a change of control occurs during the term of the Employment Agreements, (i) all stock options and other awards the executives hold under any Company incentive compensation or benefit plans will become fully vested and exercisable or their market value payable and (ii) the executive will have the right to sell to the Company any or all shares of Common Stock held by the executive at market value. The total payments to be received by the executive pursuant to the Employment Agreement following a change of control are restricted to the maximum amount which could be deducted by the Company for federal income tax purposes.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires directors and officers of the Company, and persons who own more than 10 percent of the Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock. Directors, officers and more than 10 percent shareholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to its directors, officers and more than 10 percent beneficial owners were complied with.

               INFORMATION WITH RESPECT TO THE PARENT DESIGNEES

  Parent has informed the Company that it will choose the Parent Designees from the directors of Purchaser listed in the following table, which contains certain biographical information regarding such directors.

 Robert J. Shannon, Jr... Age 50; President, Worldwide Floor Products
                          Operations of Armstrong since February 1, 1997;
                          President Floor Products Operations International
                          February 1, 1996, through February 1, 1997; President
                          American Olean Tile Company, Inc. March 1, 1992
                          through December 29, 1995.
 Deborah K. Owen......... Age 46; Senior Vice President, Secretary and General
                          Counsel of Armstrong since January 1, 1998; Attorney,
                          Law Offices of Deborah K. Owen, Columbia, MD,
                          September 1996-September 1997; Partner, Arent Fox
                          Kintner Poltkin & Kahn law firm, Washington DC,
                          August 1994-August 1996; Commissioner, Federal Trade
                          Commission, Washington, DC, October 1989-August 1994.
 Frank A. Riddick, III... Age 41; Senior Vice President, Finance and Chief
                          Financial Officer of Armstrong since April 1995; and
                          the following positions with FMC Corporation,
                          Chicago, IL (chemicals, machinery): Controller May
                          1993-March 1995; Treasurer December 1990-May 1993.
                          Mr. Riddick has also acted as interim Treasurer since
                          April 27, 1998.
 Edward R. Case.......... Age 51; Vice President and Controller of Armstrong
                          since April 27, 1998; Prior to such date Mr. Case had
                          served as Vice President and Treasurer since May 8,
                          1996; and the following positions with Campbell Soup
                          Company (branded food products): Director, Corporate
                          Development October 1994-May 1996; Director,
                          Financial Planning, U.S. Soup May 1993-September
                          1994; Deputy Treasurer September 1991-April 1993.
 George A. Lorch......... Age 56; Director of Armstrong since March 1988; Mr.
                          Lorch is a graduate of Virginia Polytechnic
                          Institute. He began his Armstrong association in
                          1963. He has served as the Company's Chairman of the
                          Board since April 1994. Prior to his election as
                          President and Chief Executive Officer in September
                          1993, he served as Executive Vice President from
                          1988. After various assignments in marketing (1963-
                          1983) with Armstrong and an Armstrong subsidiary, he
                          served as Group Vice President for Carpet Operations
                          during the period 1983 to 1988. Mr. Lorch is also a
                          Director of Household International, Inc., R.R.
                          Donnelley & Sons Company and Warner-Lambert Company.
                          He is a member of The Policy Committee of the
                          Business Roundtable and a member of the Conference
                          Board and The Pennsylvania Business Roundtable.

                                 EXHIBIT INDEX

 Exhibit A Agreement and Plan of Merger dated as of June 12, 1998 by and among
           Armstrong, Merger Sub and the Company
 Exhibit B Information under the sections entitled "Compensation of Directors" and "Executive Compensation" of the Company's 1998 Proxy Statement dated April 2, 1998
 Exhibit C Special Severance Program
 Exhibit D Triangle Pacific Corp. 1992 Stock Option Plan
 Exhibit E Triangle Pacific Corp. 1993 Long-Term Incentive Compensation Plan
 Exhibit F Triangle Pacific Corp. Non-employee Director Stock Option Plan
 Exhibit G Article Sixth of the Restated Certificate of Incorporation of the
           Company
 Exhibit H Article VII of the Amended and Restated Bylaws of the Company
 Exhibit I Form of Indemnity Agreement
 Exhibit J Confidentiality Agreement dated as of April 16, 1998 between
           Armstrong and the Company
 Exhibit K Opinion of Salomon Smith Barney, dated June 12, 1998*
 Exhibit L Form of letter to stockholders of the Company*
 Exhibit M Press Release dated June 13, 1998
 Exhibit N Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Pinna Yosevitz on behalf of herself and all others similarly situated v. Floyd F.
           Sherman et al.